UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13013009

SEC
Mail Processing
Section

FEB 2 6 2013

Washington DC
400

SEC ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 42701

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bley Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 S. Hulen St., Suite 519
(No. and Street)

Ft. Worth	**Texas**	**76109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____Laura Bley_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____**Bley Investment Group, Inc.**_____, as of
_____December 31_____, 20___12___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

Augustina Lopez
My Commission Expires
04/25/2016

_____
Signature

Laura Bley

President
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLEY INVESTMENT GROUP, INC.

FINANCIAL REPORT

DECEMBER 31, 2012

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1 - 2

FINANCIAL STATEMENTS

Statement of financial condition	3
Statement of income	4
Statement of changes in stockholder's equity	5
Statement of cash flows	6
Notes to financial statements	7 - 12

SUPPLEMENTARY SCHEDULES

I. Supplementary information pursuant to Rule 17a-5	13

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)	14 - 15

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	16 - 17
SIPC-7	18 - 19

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bley Investment Group, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Bley Investment Group, Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1842 FM 1566 W   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bley Investment Group, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 18, 2013

BLEY INVESTMENT GROUP, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$ 381,756
Commissions receivable	49,331
Marketable equity securities	32,627
Clearing deposit	100,000
Prepaid expenses	23,054
Advances	7,500
Deposit	1,500
Property and equipment, net	7,641
TOTAL ASSETS	**$ 603,409**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses	$ 43,489
Income taxes payable - current	5,033
Deferred tax liability	5,497
TOTAL LIABILITIES	**54,019**

Stockholder's Equity

Common stock, $0.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Retained earnings	413,759
TOTAL STOCKHOLDER'S EQUITY	**549,390**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 603,409**

BLEY INVESTMENT GROUP, INC.
Statement of Income
Year Ended December 31, 2012

Revenue

Securities commissions	$ 1,299,352
Interest income	2,622
TOTAL REVENUE	1,301,974

Expenses

Clearing charges	248,268
Communications	127,666
Compensation and related costs	672,990
Occupancy and equipment costs	72,860
Professional fees	67,198
Promotion	15,719
Regulatory fees and expenses	16,244
Other expenses	70,971
TOTAL EXPENSES	1,291,916
Net income before other loss and provision for income taxes	10,058

Other Loss

Unrealized loss on marketable equity securities	(1,177)
Net income before provision for income taxes	8,881
Provision for income taxes	
Current tax benefit - federal	(3,221)
Deferred tax benefit - federal	(1,199)
Provision for income taxes	(4,420)
NET INCOME	$ 13,301

See notes to financial statements.   4

BLEY INVESTMENT GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2011	1,000,000	$ 1,000	$ 134,631	$ 500,458	$ 636,089
Dividends paid	-	-	-	(100,000)	(100,000)
Net income	-	-	-	13,301	13,301
Balances at December 31, 2012	1,000,000	$ 1,000	$ 134,631	$ 413,759	$ 549,390

BLEY INVESTMENT GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 13,301
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Unrealized loss on marketable equity securities	1,177
Depreciation	3,377
Deferred tax benefit	(1,199)
Changes in assets and liabilities	
Increase in commissions receivable	(9,777)
Decrease in prepaid expenses	3,298
Decrease in advances	7,500
Increase in accrued expenses	21,495
Decrease in income taxes payable - current	(8,179)
Net cash provided by operating activities	30,993
Cash flows from financing activities:	
Dividends paid	(100,000)
Net decrease in cash	(69,007)
Cash at beginning of year	450,763
Cash at end of year	$ 381,756

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for

Income taxes - federal	$ 4,958
Income taxes - state	$ -
Interest	$ -

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Bley Investment Group, Inc., (the Company) was organized in May 1990 as a Texas corporation. The Company is a wholly owned subsidiary of Bley Investment Group Holdings, Inc. (Parent). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals and institutions located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Cash, commissions receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable equity securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Marketable Equity Securities</u>

Marketable equity securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* The increase or decrease in fair value is credited or charged to operations.

<u>Property and Equipment</u>

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years.

<u>Security Transactions</u>

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

<u>Income Taxes</u>

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

The Company is also subject to various state income taxes.

As of December 31, 2012, open Federal tax years subject to examination include the tax years ended December 31, 2009 through December 31, 2011.

Note 2 - <u>Transactions with Clearing Broker/Dealer</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $493,594, which was $393,594 in excess of its net capital requirements of $100,000. The Company's net capital ratio was 0.10 to 1.

Note 4 - Fair Value of Financial Instruments

FASB ASC 820 defines fair values, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

Marketable equity securities are valued using level 1 inputs based on unadjusted quoted market prices within active markets. In accordance with FASB ASC 820, the following table summarized the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 32,627	$ -	$ -	$ 32,627

Note 4 - Fair Value / Marketable Securities (continued)

Cost and fair value of marketable securities at December 31, 2012, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 27,416	$ 6,438	$ 1,227	$ 32,627

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 13,783
Office equipment	33,858
	47,641
Accumulated depreciation	(40,000)
	$ 7,641

Depreciation expense for the year was $3,377 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Income Taxes

The Company files a consolidated federal income tax return with its Parent and records its income taxes on a separate company basis. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to Parent. Amounts due to Parent for income taxes at December 31, 2012 totaled $5,033.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to the effect of the Parent filing its tax return using the cash basis method of accounting. The Company's net deferred tax liability of $5,497 results from the future taxable income related to the cash basis method of accounting, cumulative unrealized gains on marketable equity securities and the accelerated depreciation used for tax purposes.

Note 7 - <u>Commitments</u>

The office lease for the facilities occupied by the Company is in the name of the majority shareholders of the Parent; however, the rent due under the lease is paid by the Company. Rent expense for the year was $48,493 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 8 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has commissions receivable, a clearing deposit, and marketable equity securities held by or due from the Company's clearing broker/dealer totaling $136,259, or approximately 23% of its total assets.

Note 10 -   Related Party Transactions

The Company paid consulting fees to the Parent totaling $7,500 for the year ended December 31, 2012, which are included in professional fees in the accompanying statement of income.

Amounts due to the Parent for income taxes at December 31, 2012 totaled $5,033 (see Note 6).

The office lease for the facilities occupied by the Company is in the name of the majority shareholders of the Parent; however, the rent due under the lease is paid by the Company (see Note 7).

Note 11 -   Retirement Plan

The Company adopted a SIMPLE IRA (Plan) effective in 1997. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $4,890 for the year ended December 31, 2012, which are included in compensation and related costs in the accompanying statement of income.

Note 12 -   Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2012, through February 18, 2013, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

BLEY INVESTMENT GROUP, INC.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2012

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	549,390
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		11,140
Prepaid expenses		23,054
Advances		7,500
Deposit		1,500
Property and equipment, net		7,641
Total deductions and/or charges		50,835
Net capital before haircuts		498,555
Haircuts on securities:		
Marketable equity securities		4,961
Net Capital	$	493,594
Aggregate indebtedness		
Accrued expenses	$	43,489
Income taxes payable - current		5,033
Total aggregate indebtedness	$	48,522
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or		
6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	393,594
Ratio of aggregate indebtedness to net capital		0.10 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2012 as filed by Bley Investment Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Bley Investment Group, Inc.

In planning and performing our audit of the financial statements of Bley Investment Group, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 18, 2013

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Bley Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Bley Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bley Investment Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bley Investment Group, Inc.'s management is responsible for Bley Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (checks issued) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

16

1842 FM 1566 W   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 18, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
042701    FINRA    DEC
BLEY INVESTMENTS GROUP INC      18*18
4200 S HULEN ST STE 519
FORT WORTH TX 76109-4911
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 1431

   B. Less payment made with SIPC-6 filed (exclude interest)   (715)

   _____7/26/2012_____
          Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 716

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bley Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 30 day of January , 20 13 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

PC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,300,795

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.   1177

        Total additions   1,301,972

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   338,207

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   387,117

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   2621

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   1625

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions   729570

2d. SIPC Net Operating Revenues $ 572,402

2e. General Assessment @ .0025 $ 1431

(to page 1, line 2.A.)

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